UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SiteOne Landscape Supply, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

82982L 103
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982L 103	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Deere & Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,889,341
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 5,889,341
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,889,341
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

	(a)	Name of Issuer:

SiteOne Landscape Supply, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Mansell Overlook, 300 Colonial Center Parkway, Suite 600
Roswell, Georgia 30076

Item 2.

	(a)	Name of Person Filing:

Deere & Company

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of Deere & Company is One John Deere Place, Moline, Illinois 61265.

	(c)	Citizenship:

Deere & Company is a corporation organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

	(e)	CUSIP Number:

82982L 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: 5,889,341[1]

	(b)	Percent of class: Based on 39,551,533 shares of Common Stock outstanding as of December 5, 2016, Deere & Company is the beneficial owner of 14.9% of the total number outstanding shares of

1                                           Includes 5,722 shares of Common Stock underlying deferred stock units (“DSUs”) that were awarded on behalf of Messrs. Robinson and Lagemann in connection with their service as directors of the Issuer.  As employee/director designees of Deere & Company and as previously disclosed by the Issuer, Messrs. Robinson and Lagemann have assigned to Deere & Company all rights to compensation otherwise receivable by them as directors of the Issuer.  The DSUs are fully vested.  The above shares will be issued to Deere & Company at such time as Messrs. Robinson and/or Lagemann no longer serve as directors of the Issuer.

Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,889,341

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,889,341

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Deere & Company (“Deere”) is a party to the Amended and Restated Stockholders Agreement of SiteOne Landscape Supply, Inc. (the “Stockholders Agreement”), by and among SiteOne Landscape Supply, Inc. (the “Issuer”), CD&R Landscapes Holdings, L.P. (“CD&R Landscapes”) and Deere.  The Stockholders Agreement, among other things, grants CD&R Landscapes and Deere the right to designate persons for nomination for election to the Issuer’s board of directors and requires the CD&R Holders (as defined in the Stockholders Agreement) and Deere to vote their shares of Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement.

This stock ownership report for Deere does not include any shares owned by the CD&R Holders.  Deere disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Stockholders Agreement and/or their affiliates.  The aggregate number of shares of Common Stock beneficially owned collectively by Deere and the CD&R Holders, based on available information, is approximately 16,935,882, which represents approximately 42.8% of the outstanding Common Stock.

A form of the Stockholders Agreement was filed with the Securities and Exchange Commission as Exhibit 10.2 to Amendment No. 3 to the Issuer’s registration statement on Form S-1 (Registration No. 333-206444).

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2017

DEERE & COMPANY

	By:	/s/ Todd E. Davies
Corporate Secretary and Associate General Counsel